U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File No.: 001-04192

(Translation of Registrant’s name into English)

Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:	October 13, 2023

NEWS RELEASE
Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

SCULLY ROYALTY PROVIDES CORPORATE UPDATE

SHANGHAI (October 13, 2023) Scully Royalty Ltd. (the “Company”) (NYSE: SRL) announces that the operator of the Scully mine has obtained an initial court order commencing proceedings under the Companies’ Creditor’s Arrangement Act (Canada) (“CCAA”).

In connection with the CCAA proceedings, the operator of the mine announced that it had reached agreement for a US$75 million loan facility (debtor-in-possession), which it stated will enable it to continue operating in the ordinary course until a transaction or restructuring is completed.

The Company currently has various outstanding claims against the operator that are subject to a stay under the initial CCAA order, including royalties for the second quarter of 2023 of approximately C$5.865 million and a disputed claim for previously underpaid royalties which was subject to arbitration.

“We are encouraged by this development as it provides the operator with additional capital and a path towards increased production at the Scully Mine,” commented Samuel Morrow, Chief Executive Officer of Scully Royalty. “We are an integral stakeholder of the Scully Mine and our goal remains to maximize earnings and dividends to our shareholders based upon our iron ore royalty interest over the long-term.”

Forward-Looking Statements

This news release contains statements which are, or may be deemed to be, “forward- looking statements” which are prospective in nature, including statements regarding the expectations and disclosed plans of the operator of the Scully Mine and potential developments in its CCAA process and any other statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects”, “estimates”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, revenues, performance or achievements to differ materially from expectations include, among other things: (i) any inability of the operator of the mine to complete the CCAA process as planned or otherwise realize upon the expected benefits thereof; (ii) risks inherent to CCAA and similar restructuring processes; and (iii) any inability of the operator to satisfy conditions to expected financing to maintain operations in the normal course. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is under no obligation and it expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties is set out in the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F and its other public disclosure documents available under its profile at www.sec.gov.